Exhibit 99.5

Unwired Planet, Inc.

Offer to Purchase Common Stock

Pursuant to Subscription Rights

            , 2013

To Our Clients:

Enclosed for your consideration are a prospectus for the offering (the “Prospectus”), and “Instructions as to Use of Unwired Planet Rights Certificates” relating to the offering (the “Rights Offering”) by Unwired Planet, Inc., a Delaware corporation (“Unwired Planet”), of shares of its Common Stock (as defined below) pursuant to non-transferable subscription rights (the “Rights”) being distributed to all holders of record of shares of Unwired Planet’s common stock, par value $0.001 per share (the “Common Stock”) as of 5:00 p.m., New York time, on July 8, 2013 (the “Record Date”). The Rights and Common Stock are described in the Prospectus.

In the Rights Offering, Unwired Planet is offering an aggregate of 7,530,120 shares of Common Stock, as described in the Prospectus.

The Rights will expire if not exercised prior to 5:00 p.m., New York time, on             , 2013, unless the subscription period is extended in the sole discretion of Unwired Planet (such date and time, including as it may be extended, the “Expiration Date”).

As described in the accompanying Prospectus, you will receive one Right for each share of Common Stock carried by us in your account as of 5:00 p.m., New York time, on the Record Date. Each Right entitles you to subscribe for 0.07533 shares of Common Stock (the “Subscription Privilege”) at a subscription price (the “Subscription Price”) of $1.66 per share of Common Stock. For example, if you owned 10,000 shares of Common Stock as of 5:00 p.m., New York time, on the Record Date, you would receive 10,000 Rights and would have the right to purchase 753.3 shares of Common Stock (rounded down to 753 shares) for the Subscription Price.

Any excess subscription payments received by the Subscription Agent will be returned, without interest or penalty, as soon as practicable.

The Rights will be evidenced by non-transferable Rights certificates (the “Rights Certificates”) and will cease to have any value at 5:00 p.m., New York time, on the Expiration Date.

THE MATERIALS ENCLOSED ARE BEING FORWARDED TO YOU AS THE BENEFICIAL OWNER OF COMMON STOCK CARRIED BY US IN YOUR ACCOUNT BUT NOT REGISTERED IN YOUR NAME. EXERCISES AND SALES OF RIGHTS MAY BE MADE ONLY BY US AS THE RECORD OWNER AND PURSUANT TO YOUR INSTRUCTIONS.

Accordingly, we request instructions as to whether you wish us to elect to subscribe for any shares of Common Stock to which you are entitled pursuant to the terms and subject to the conditions set forth in the enclosed Prospectus. However, we urge you to read the document carefully before instructing us to exercise your Rights.

If you wish to have us, on your behalf, exercise the Rights for any shares of Common Stock to which you are entitled, please so instruct us by completing, executing and returning to us the instruction form on the reverse side of this letter.

Your instructions to us should be forwarded as promptly as possible in order to permit us to exercise or sell Rights on your behalf in accordance with the provisions of the Rights Offering. The Rights Offering will expire at 5:00 p.m., New York time, on the Expiration Date. Once you have exercised the Subscription Privilege, such exercise may not be revoked.

Additional copies of the enclosed materials may be obtained from Georgeson, the Information Agent, at (800) 903-2897. Any questions or requests for assistance concerning the rights offering should be directed to the Information Agent.